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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SISK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 NORTH FRANKLIN
(No. and Street)

BASTROP	LA	71221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. CHARLES SISK (318) 281-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEARD, MCELROY & VESTAL, LLP
(Name – *if individual, state last, first, middle name*)

333 TEXAS STREET, 15TH FLOOR	SHREVEPORT,	LA	71101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. CHARLES SISK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SISK INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. Charles Sisk
Signature

PRESIDENT
Title

Kelly C Lindeman
Notary Public Kelly C Lindeman #109237

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISK INVESTMENT SERVICES, INC.

BASTROP, LOUISIANA

DECEMBER 31, 2009 AND 2008

SISK INVESTMENT SERVICES, INC.

BASTROP, LOUISIANA

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

PARTNERS
SPENCER BERNARD, JR., CPA
H.Q. GAHAGAN, JR., CPA, APC
GERALD W. HEDGCOCK, JR., CPA, APC
TIM B. NIELSEN, CPA, APC
JOHN W. DEAN, CPA, APC
MARK D. ELDREDGE, CPA
ROBERT L. DEAN, CPA
STEPHEN W. CRAIG, CPA
ROY E. PRESTWOOD, CPA

A. D. JOHNSON, JR., CPA
BENJAMIN C. WOODS, CPA/ABV, CVA
ALICE V. FRAZIER, CPA
MELISSA D. MITCHAM, CPA, CFP
OF COUNSEL
GILBERT R. SHANLEY, JR., CPA
C. CODY WHITE, JR., CPA, APC
RON W. STEWART, CPA, APC

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

Independent Auditor's Report on the Financial Statements

We have audited the accompanying balance sheet of Sisk Investment Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sisk Investment Services, Inc. as of December 31, 2008 were audited by other auditors whose report dated February 4, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sisk Investment Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Heard, McElroy & Vestal, LLP

February 24, 2010
Shreveport, LA

SISK INVESTMENT SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Current assets:		
Cash and cash equivalents	35	2,023
Restricted cash	35,737	26,253
Property and equipment, net of depreciation	614	703
Total assets	36,386	28,979
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses	1,296	875
Total current liabilities	1,296	875
Stockholder's equity:		
Common stock-no par value, 1,000 shares authorized, issued and outstanding	40,000	40,000
Paid-in capital	22,152	22,152
Retained earnings (deficit)	(27,062)	(34,048)
Total stockholder's equity	35,090	28,104
Total liabilities and stockholder's equity	36,386	28,979

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues	283,366	309,719
Operating expenses:		
Advertising	-	551
Accounting and legal	9,356	7,803
Bank charges	87	238
Clearing charges	61,948	57,117
Computer expense	-	757
Consulting fees	-	775
Depreciation	89	286
Donations	5,600	6,000
Dues and subscriptions	1,206	1,016
Insurance	7,653	10,289
Licenses and fees	411	409
Maintenance and repairs	950	13,317
Meals and entertainment	620	1,620
Medical reimbursement	873	2,195
Office expense	96	-
Payroll taxes	981	530
Regulatory fees	644	565
Rent	110	1,440
Salaries	12,000	6,200
Sundry charges	820	661
Taxes	-	2,331
Telephone	5,915	6,133
Travel	-	2,896
Utilities	2,320	11,806
Total operating expenses	111,679	156,610
Operating income	171,687	153,109
Nonoperating income (expense):		
Interest and miscellaneous	800	2,120
Net income	172,487	155,229

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Paid-In	Retained Earnings	
	Shares	Value	Capital	(Deficit)	Totals
Balance-December 31, 2007	1,000	40,000	22,152	(32,912)	29,240
Net income	-	-	-	155,229	155,229
Shareholder distributions	-	-	-	(156,365)	(156,365)
Balance-December 31, 2008	1,000	40,000	22,152	(34,048)	28,104
Net income	-	-	-	172,487	172,487
Shareholder distributions	-	-	-	(165,501)	(165,501)
Balance-December 31, 2009	1,000	40,000	22,152	(27,062)	35,090

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income	172,487	155,229
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	89	286
Increase (decrease) in accrued expenses	421	(421)
Net cash provided by operating activities	172,997	155,094
Cash flows from investing activities:		
Withdrawal from (addition to) restricted cash accounts	(9,484)	(360)
Cash flows from financing activities:		
Distributions to shareholder	(165,501)	(156,356)
Net (decrease) in cash and cash equivalents	(1,988)	(1,631)
Cash and cash equivalents-beginning of year	2,023	3,654
Cash and cash equivalents-end of year	35	2,023

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

Sisk Investment Services, Inc., ("the Company") is a member firm of the Financial Institution Regulatory Authority (FINRA), organized as a corporation. Securities transactions are executed either through a clearing broker or directly through mutual fund companies. The Company's revenues are derived from commissions earned from securities transactions executed on behalf of its customers, within and without the State of Louisiana. The Company is subject to regulation by the FINRA, the Securities Exchange Commission (SEC) and state regulatory authorities in the various jurisdictions in which the Company operates.

Use of Estimates

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred. The Company has evaluated all subsequent events for potential recognition and disclosure through February 27, 2010, the date the financial statements were available to be issued.

Cash and Cash Equivalents

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Restricted Cash

Cash placed in interest bearing accounts with the clearing broker is not available for general use, and has been classified separately as restricted cash. Such amounts are not deemed to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, with depreciation computed on the straight-line method over an estimated useful life of seven years. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

2. **Property and Equipment**

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method. A summary of the categories and their respective lives, cost and accumulated depreciation is as follows:

	December 31, 2009			
	Life	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	7	4,867	4,253	614

	December 31, 2008			
	Life	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	7	4,867	4,164	703

3. **Income Taxes**

The Company has elected small business corporation status under Subchapter S of the Internal Revenue Code. Accordingly, the financial statements contain no provision for income taxes, as the Company's net income or loss is reported in the personal income tax return of the shareholder. Thus, the Company as an entity is not subject to accounting for uncertain tax positions. The Company's tax returns for the tax years 2006 and beyond remain subject to examination by the Internal Revenue Service and the State of Louisiana.

4. **Concentrations**

Virtually all of the Company's revenues are derived from commissions earned on transactions initiated by the public retirement systems of the State of Louisiana.

Deposits with financial institutions at December 31, 2009 and 2008 did not exceed the applicable federal deposit insurance limit.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $34,476 and $27,401, which exceeded the required net capital by $29,476 and $22,401, respectively. The Company's aggregate indebtedness to net capital ratios was .0375 to 1 and .0319 to 1, respectively.

6. **Other Liability Information**

As of December 31, 2009 and 2008, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended December 31, 2009 and 2008.

SUPPLEMENTARY INFORMATION

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

Independent Auditor's Report on the Supplementary Information

We have audited the financial statements of Sisk Investment Services, Inc., as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on Pages 9 through 12 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Heard, McElroy & Vestal, LLP

February 24, 2010
Shreveport, Louisiana

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • WEST MONROE

hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

SISK INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2009

Part I

Total assets		36,386
Less: Total liabilities (exclusive of subordinated debt)		1,296
Net worth (total stockholders' equity)		35,090
Additions to net worth		
Deferred tax provisions		-
Capital before deductions		35,090
Deductions from and/or charges to net worth		
Total non-allowable assets	614	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver – number of items____ less reserves of $____________	-	
Aged short security differences – number of items _____	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities (proprietary – capital charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to net worth		614
Net capital before haircuts on securities positions		34,476
Haircuts on securities:		
Contractual commitments	-	
Subordinated borrowings	-	
Trading and investment accounts:		
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts on securities		-
Net capital		34,476

SISK INVESTMENT SERVICES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

DECEMBER 31, 2009

Part II

Minimum net capital requirement		5,000
Minimum net capital requirement of subsidiaries		-
Total net capital requirement		5,000
Total A.I. liabilities from statement of financial condition	1,296	
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts includable in A.I.	-	
Deduct: Adjustment based on Special Reserve Bank Account	-	
Total aggregate indebtedness		1,296
Ratio of aggregate indebtedness to net capital		3.76%
Excess net capital at 1500% (deficiency)		-
Excess net capital at 1000% (deficiency)		-
Net capital in excess of minimum requirements		29,476
Equity as a percent of net worth		100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in formula for reserve	-	
Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation – reporting broker or dealer	-	
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method	-	
Other subsidiaries	-	
Total net capital requirement		-
Excess net capital		-
Net capital in excess of –		
6% of aggregate debit items		-
7% of aggregate debit items		-

The accompanying notes are an integral part of this financial statement.

SISK INVESTMENT SERVICES, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF

THE RESERVE REQUIREMETNS UNDER EXHIBIT A OF SEC RULE 15c3-3

AND INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2009

Sisk Investment Securities, Inc. qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

SISK INVESTMENT SERVICES, INC.

STATEMENT REGARDING RECONCILATION OF NET CAPITAL

UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF

THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

WITH BROKER FILINGS

DECEMBER 31, 2009

There was no difference regarding the computation of net capital under SEC Rule 15c3-1 as of December 31, 2009, as it appears in this report and the filing made by Sisk Investment Services, Inc. In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by Sisk Investment Services, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

PARTNERS
SPENCER BERNARD, JR., CPA
H.Q. GAHAGAN, JR., CPA, APC
GERALD W. HEDGCOCK, JR., CPA, APC
TIM B. NIELSEN, CPA, APC
JOHN W. DEAN, CPA, APC
MARK D. ELDREDGE, CPA
ROBERT L. DEAN, CPA
STEPHEN W. CRAIG, CPA
ROY E. PRESTWOOD, CPA

A. D. JOHNSON, JR., CPA
BENJAMIN C. WOODS, CPA/ABV, CVA
ALICE V. FRAZIER, CPA
MELISSA D. MITCHAM, CPA, CFP
OF COUNSEL
GILBERT R. SHANLEY, JR., CPA
C. CODY WHITE, JR., CPA, APC
RON W. STEWART, CPA, APC

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of Sisk Investment Services, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including procedures for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of the internal control.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sisk Investment Services, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • WEST MONROE

hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control. However, we noted no matters that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Heard, McElroy & Vestal, LLP

February 24, 2010
Shreveport, Louisiana